Filed pursuant to Rule 433 | Registration Statement Nos. 333-162193 and
333-162193-01

                                      RBS US Large Cap Trendpilot(TM) ETN (TRND)

                                      RBS Exchange Traded Notes

RBS ETN Details
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Issuer           The Royal Bank of Scotland N.V.
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Guarantor        RBS Holdings N.V.
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Ticker           TRND
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Intraday         TRND.IV
Indicative
Value Ticker
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CUSIP            78009L308
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ISIN             US78009L3087
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Primary          NYSE Arca
Exchange
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Maturity         12/7/2040
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Index            RBS US Large Cap Trendpilot(TM)
                 Index (USD) (Bloomberg symbol:
                 "TPLCUT [Index]"), which tracks
                 the Benchmark Index or the Cash
                 Rate depending on the relative
                 performance of the Benchmark
                 Index on a simple historical mov-
                 ing average basis
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Benchmark        S and P 500([R]) Total Return Index
Index            (Bloomberg symbol: "SPTR
                 Index")
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Cash Rate        Yield on a hypothetical no-
                 tional investment in 3-month U.S.
                 Treasury bills (Bloomberg page:
                 "USB3MTA Index")
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Annual Investor  When the Index is tracking the
Fee (accrued on  Benchmark Index:
a daily basis)   1.00% per annum
                 When the Index is tracking the
                 Cash Rate: 0.50% per annum
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Repurchase at    You may offer your RBS ETNs
your option      to RBS NV for repurchase on
                 any business day on or prior to
                 11/29/2040, provided that you
                 offer a minimum of 40,000 RBS
                 ETNs for any single repurchase
                 and follow the procedures de-
                 scribed in the pricing supplement
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Early redemption We may redeem all of
at our option    the RBS ETNs at our discretion at
                 any time on or prior to 12/5/2040
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Daily Redemption Upon early repurchase or
Value            redemption or at maturity, you will
                 receive a cash payment equal to
                 the daily redemption value per
                 RBS ETN. The daily redemption
                 value on the relevant valuation
                 date will be published on www.
                 rbs.com/etnUS/TRND*
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* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

The RBS US Large Cap Trendpilot(TM) Exchange Traded Notes (RBS ETNs) are
unsecured and unsubordinated obligations of The Royal Bank of Scotland N.V.
(RBS NV), and are fully and unconditionally guaranteed by RBS Holdings N.V.
(RBS Holdings).

RBS ETNs track the RBS US Large Cap Trendpilot(TM) Index (USD) (the "Index").
The Index utilizes a systematic trend-following strategy to provide exposure to either the S and P 500([R]) Total Return Index (the "Benchmark Index") or the yield on a hypothetical notional investment in 3-month U.S. Treasury bills (the "Cash
Rate"). The Index is designed to provide exposure to the Benchmark Index in positive trending markets and exposure to the Cash Rate in negative trending markets using an objective and transparent methodology.

RBS US LARGE CAP TRENDPILOT(TM) INDEX METHODOLOGY
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If the closing level of the SPTR Index is
at or above its historical 200-business   A positive trend is established:
day simple moving average for five        The Index will track the Benchmark Index
consecutive business days
If the closing level of the SPTR Index
is below its historical 200-business      A negative trend is established:
day simple moving average for five        The Index will track the Cash Rate
consecutive business days

If neither of the above two conditions is satisfied, the trend of the Index will be the same as the trend of the Index on the immediately preceding business day. The Index will implement any trend reversal at the open of trading on the second business day immediately following the business day on which the Index trend switches from positive to negative or from negative to positive, as the case may be.

INDEX COMPARISON (10/31/00--10/29/10)
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- RBS US Large Cap Trendpilot(TM) Index
- S and P 500([R]) Total Return Index 200 Day Moving Average
- S and P 500([R]) Total Return Index

[GRAPHIC OMITTED]

Source: Bloomberg. The Index was only created on 11/16/2010. All Index data prior to 11/16/2010 are based on retrospective calculations. The graph above illustrates the retrospectively calculated performance of the Index from
10/31/00 to 10/29/10 in comparison with historical levels of the S and P 500([R])
Total Return Index and the historical 200-business day simple moving average of the S and P 500([R]) Total Return Index over the same periods.
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www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS                          page 1 of 2

INDEX PERFORMANCE (RETROSPECTIVELY CALCULATED FOR ALL TIME PERIODS):

You should be aware that because the index was only created on November 16,
2010, no actual index information existed before then. all index information that is presented below was retrospectively calculated as if the index had been in existence during those periods. all Sandp 500([R]) Total Return index and
Sandp 500([R]) index data are based on historical performance. The retrospectively calculated and historical index performance should not be taken as any indication of future performance of the index or the RBS ETNs. The performance information below also does not include the RBS ETN investor fee or any transaction costs or expenses.

COMPARISON OF ANNUAL RETURNS
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[GRAPHIC OMITTED]

Source: Bloomberg. The graph above illustrates the retrospectively calculated annual return of the
Index and the historical annual return of the S and P 500[R] Total Return Index for each calendar year from 2001--2009 and from 1/1/10--10/29/10 for 2010.

RISK To RETURN (10/31/00--10/29/10)
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[GRAPHIC OMITTED]

Source: Bloomberg. Average Annual Return in the graph above is derived by taking the sum of the annual return over ten 12-month periods (from Oct. to
Oct. year-to-year, from 10/31/00--10/29/10), divided by ten. Average Annualized
Volatility refers to the sum of the annualized volatility over ten 12-month periods (from Oct. to Oct. year-to-year, from 10/31/00--10/29/10), divided by ten.

COMPARISON OF CUMULATIVE 10-YEAR ANNUALIZED RETURNS
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[GRAPHIC OMITTED]

Source: Bloomberg. Cumulative 10-Year Annualized Returns in the graph above illustrates the geometric average annualized return of the Index and the S and P
500[R] Total Return Index, as applicable, based on the cumulative return of the applicable index over ten-year periods (from 10/31 of the tenth year prior and ending on 10/31 of the year presented), assuming annual compounding. Geometric average annualized return in this case means the constant rate of return applied to each year within the relevant 10-year period, compounded annually, resulting in the cumulative return of the applicable index over the relevant
10-year period. Please be aware that the Index did not exist and an investment in the Index was not possible during the time periods presented above. Further, we may redeem the RBS ETNs at any time at our option. If we do so, you may not be able to own any investment in the RBS ETNs or the Index over any minimum time period.

INDEX RETURNS (AS OF 10/29/10)
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                        1-YEAR   3-YEAR     5-YEAR     10-YEAR
                        RETURN  RETURN %   RETURN %   RETURN %
                          %    ANNUALIZED ANNUALIZED ANNUALIZED
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RBS US Large Cap         4.84     2.79       7.11       6.60
Trendpilot(TM) Index
S and P 500([R]) Total  16.52    -6.49       1.73      -0.02
Return Index
S and P 500([R]) Index  14.19    -8.59      -0.40      -1.87

STANDARD DEVIATION* AND MAXIMUM DRAWDOWN** (AS OF 10/29/10)
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                     5 YEAR MAXIMUM    5 YEAR STANDARD
                      DRAWDOWN %    DEVIATION ANNUALIZED %
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RBS US Large Cap         -17.27                9.78
Trendpilot(TM) Index
S and P 500([R]) Total   -55.25               18.14
Return Index
S and P 500([R]) Index   -56.78               18.19

Source: Bloomberg
*Standard Deviation is a measure of the volatility of an asset, and illustrates the extent of variation (whether higher or lower) that exists from the average of a given set of results. A low standard deviation indicates that the results tend to be very close to the average result (a low degree of volatility). In contrast, a high standard deviation indicates that the results are spread out over a large range of outcomes
(a high degree of volatility).
**Maximum drawdown measures the decrease in the value of an asset from its historical highest value in a given period to its lowest value in that period.
Maximum drawdown expresses that decrease as a percentage.
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CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets.
Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs do not pay interest. Any payment on the RBS ETNs is subject to ability of RBS NV, as the issuer, and RBS Holdings, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS
ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.
The RBS ETNs are not suitable for all investors. you should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland N.V. (RBS NV) and RBS Holdings
N.V. (RBS Holdings) have filed a registration statement (including a prospectus)
with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS
ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed with the SEC for more complete information about RBS NV and
RBS Holdings, and the offering. You may get these documents for free by visiting
EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS NV, RBS Holdings,
RBS Securities Inc. (RBSSI) or any dealer participating in the relevant offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RBS US Large Cap Trendpilot(TM) Index (USD) (Index) is the property of The
Royal Bank of Scotland plc, which has contracted with Standard and Poor's
Financial Services LLC (S and P) to maintain and calculate the Index. The S and P
500[R] Index is the exclusive property of S and P and has been licensed for use by
RBSSI and its affiliates in connection with the Index. S and P shall have no liability for any errors or omissions in calculating the Index. "Standard and
Poor's[R]," "S and P[R]" and "S and P 500[R]" are registered trademarks of S and P.
"Calculated by S and P Custom Indices" and its related stylized mark are service marks of S and P and have been licensed for use by RBSSI and its affiliates. The
RBS ETNs are not sponsored, endorsed, sold or promoted by S and P or its affiliates, and neither S and P nor its affiliates make any representation regarding the advisability of investing in the RBS ETNs.

Copyright[C] 2010 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an affiliate of
RBS NV.
                                                         Dated December 16, 2010

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS                          page 2 of 2